SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry nº 1431 - 1

SUMMARY OF THE MINUTES OF THE 61th ANNUAL SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATE AND TIME: April 28, 2016 - 2:30 p.m. 3. CALL NOTICE: Call notice was published in the “Official Gazette of the State of Paraná” and "Gazeta do Povo". 4. “QUORUM": sixty-three point twenty-eight percent (63.28%) of shareholders represent the voting capital and sixty-six point thirty-two percent (66,32%) represent total preferred shareholders. 5. PRESIDING BOARD: PAULO SÉRGIO ROSSO – Chairman of Meetings; FERNANDO XAVIER FERREIRA – Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES – Secretary. 6. RESOLUTIONS TAKEN: 61th ANNUAL SHAREHOLDERS’ MEETING:

ITEM 1 – the shareholders, by majority vote, approved the Management Annual Report, the balance sheet and other financial statements regarding the 2015 fiscal year;

ITEM 2 – by majority vote, the shareholders approved according to decision already taken at the 152th Board of Directors’ Ordinary Meeting held on March 15, 2016, the Management proposal for allocation of net income for 2015, in the amount of R$1,192,738,066.67 (one billion, one hundred ninety-two million, seven hundred thirty-eight thousand, sixty-six Reais and sixty seven cents) and the following allocations: a) R$59,636,903.33 (fifty-nine million, six hundred and thirty-six thousand, nine hundred and three Reais and thirty-three cents), corresponding to 5% of net income to the Legal Reserve, pursuant to Article 193 of Law No. 6,404 of December 15, 1976 and Article 40, Item II of the Company’s Bylaws; b) R$198,000,000.00(one hundred ninety eight million Reais) to pay interest on capital, in partial replacement of minimum mandatory dividends, pursuant to Article 202 of Law No. 6,404 of December 15, 1976; Article 9 and Paragraph 7 of Law No. 9,249 of December 26,1995 and Article 6 and its Paragraphs of the Company’s Bylaws; c) R$128,795,370.40 (one hundred twenty-eight million, seven hundred ninety-five thousand, three hundred and seventy Reais and forty cents) to pay additional minimum mandatory dividends, pursuant to Article 202 of Law No. 6,404 of December 15, 1976; Article 9 and Paragraph 7 of Law No. 9,249 of December 26,1995, Article 6 and Paragraphs of the Company’s Bylaws, as well as, in compliance with the standards established by CVM Resolution No. 683 of 8/30/2012, which approved the Technical Interpretation ICPC No. 08 (R1) of the Accounting Pronouncements Committee, which deals with the accounting for the dividend payment's proposal; According to the legal and statutory provisions in force, the shareholders are entitled to receive dividends of not less than 25% of adjusted net income, calculated based on the fiscal year’s net income, deducted from the quote earmarked to constitute the legal reserve. However, the said calculation basis was added by equity valuation adjustments, referred to by item 28 of ICPC No. 10, in order to annul the negative effect caused to results due to higher depreciation expenses, deriving from the adoption of accounting standards set forth by ICPC, as well as the Brazilian Accounting Pronouncement CPC No. 27 – Property, Plant and Equipment, whose amount in 2015, net of income tax and social contribution, was R$90,440,542.13 (ninety million, four hundred forty thousand, five hundred and forty-two Reais and thirteen cents). This procedure reflects the shareholders’ compensation policy proposed at the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, approved at the 132nd Board of Directors’ Ordinary Meeting held on March 23, 2011 and approved at the 56th Annual Shareholders’ Meeting held on April 28, 2011. This policy shall be practiced during realization of entire equity valuation adjustment reserve. Hence, the calculation basis amounts and minimum mandatory dividends are R$1,223,541,705.47 (one million, two hundred twenty and three million, five hundred and forty-one thousand, seven hundred and five Reais and forty-seven cents) and R$305,885,426.37 (three hundred and five million, eight hundred eighty and five thousand, four and twenty-six Reais and thirty-seven cents), respectively. The CVM Resolution No. 683, of 30.8.2012, approved and became mandatory for listed companies, the application of the Accounting Interpretation ICPC No. 08 (R1), issued by the Accounting Pronouncement Committee - CPC. According to the aforementioned legislation, the proposed interests on own capital can only be imputed to minimum mandatory dividends, by its amount net of income tax withheld at the source. The proposal for the payment of interest on equity in the gross amount of

R$198,000,000.00 (one hundred ninety-eight million Reais), represents a payment to shareholders net of taxes, totaling R$177,090,055.97 (one hundred seventy-seven million, ninety thousand, fifty-five Reais and ninety seven cents), which added to the R$128,795,370.40 (one hundred twenty-eight million, seven hundred ninety-five thousand, three hundred and seventy Reais and forty cents), proposed as additional dividends, come to a total compensation net of taxes of R$305,885,426.37 (three hundred and five million, eight hundred eighty and five thousand, four and twenty-six Reais and thirty-seven cents), equivalent to the minimum mandatory dividends; d) R$896,746,335.07(eight hundred ninety-six million, seven hundred forty-six thousand, three hundred thirty-five Reais and seven cents), to constitute the Profit Retention Reserve, aiming at ensuring the Company’s Capex plan, pursuant to Article 196 of Law No. 6,404 of December 15, 1976. The profit retention reserve amount corresponds to the sum of remaining balance of net income for the year (after legal reserve, interest on equity and dividends) adding to the retained earnings account deriving from adjustments to equity valuation verified in 2014, referred to by item 28 of ICPC No. 10 and by the Accounting Pronouncement CPC No. 27; and e) R$76,471,356.59 to be paid to employees by Parent Company and by wholly-owned Subsidiaries as interest referring to the integration between capital and work and incentive to productivity;

ITEM 3 - the following members were elected by majority of voting shareholders to compose the Fiscal Council during the April 2016 to April 2017 term of office: a) as sitting members: Joaquim Antonio Guimarães de Oliveira Portes; George Hermann Rodolfo Tormin; Nelson Leal Junior; Massao Fabio Oya and João Carlos Flor Junior; and b) as deputy members: Osni Ristow; Roberto Brunner; Gilmar Mendes Lourenço; Aurelio Belarmino Barbosa and Vinícius Flor;

ITEM 4 - shareholders approved by majority of votes the annual overall amount, including charges, of Management and Fiscal Council members’ compensation of up to R$9,846,885.00 for 2016 fiscal year;

ITEM 5 - approved unanimously the proposal for the Shareholders' Extraordinary General Meeting to be convened to deal with the matters regarding the publications required by Federal Law No. 6,404/1976, on a date to be set, whose decision will subsequently be ratified by the next Annual General Meeting, and informed that until the completion of the said meeting, those publications in the Official Gazette of the State of Paraná and the Gazeta do Povo newspaper are maintained. SIGNATURES: PAULO SÉRGIO ROSSO – Representative of the State of Paraná and Chairman of the Annual Shareholders’ Meetings; FERNANDO XAVIER FERREIRA – Chairman of Copel’s Board of Directors; and DENISE TEIXEIRA GOMES – Secretary. Omitting the signatures of the attending shareholders as per the authorization registered on the minutes of the meeting.

The full text of the Minutes of the 61th Annual Shareholders’ Meeting was draw up on pages 005 a 015 of book nº 11 pertaining to Companhia Paranaense de Energia - Copel, registered at the Board of Trade of the State of Paraná under No. 08/167840-1 on July 16,2008.

DENISE GOMES TEIXEIRA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.